Exhibit 21

List of Subsidiaries of

NTL (Triangle) LLC
As of March 31, 2003

Name	Jurisdiction of Incorporation/Organization

Cambridge Holding Company Limited	England & Wales
ntl Cambridge Limited	England & Wales
Anglia Cable Communications Limited	England & Wales
Cambridge Cable Services Limited	England & Wales
CCL Corporate Communication Services Limited	England & Wales
Credit-Track Debt Recovery Limited	England & Wales
East Coast Cable Limited	England & Wales
Southern East Anglia Cable Limited	England & Wales
ntl Communications (Ireland) Limited	Irish Republic
ntl Communications (Galway) Limited	Irish Republic
ntl Communications (Waterford) Limited	Irish Republic
ntl Construction Limited	Irish Republic
ntl Dublin Cablesystems Limited	Irish Republic
ntl Darlington Limited	England & Wales
ntl Teesside Limited	England & Wales
XL Debt Recovery Agency Limited	England & Wales